82-1711

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com


FOSTER'S
GROUP
Inspiring Global Enjoyment


05005579

For your information

The Australian Stock Exchange.


SEC MAIL
RECEIVED
PROCESSING
JAN 3 1 2005
WASH. D.C.
213
SECTION

Fosters Brewing

With Compliments

PROCESSED
FEB 0 7 2005
THOMSON
FINANCIAL

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886



FOSTER'S
GROUP
Inspiring Global Enjoyment


SEC MAIL PROCESSING
RECEIVED
JAN 3 1 2005
WASH. D.C.
213
SECTION

13 January 2005

Foster's Group - Trading Halt

Foster's Group ("Foster's" or "the Company") today entered a trading halt.

The Company is unable to comment on the reason for the trading halt, or on market speculation generally.

Foster's is mindful of its disclosure obligations as a listed company and will keep the market informed as appropriate.

Attached is a letter sent from the Company to the Australian Stock Exchange dated the 13 January 2005.

Further information:

Media
Lisa Keenan
Tel: +61 3 9633 2265
Mob: 0409 150 771

Investors
Robert Porter
Tel: +61 3 9633 2560
Mob: 0407 391 829

FOSTER'S GROUP LIMITED
ABN 49 007 620 886
77 Southbank Boulevard Southbank Victoria 3006 Australia
Telephone: 61 3 9633 2069 Fax: 61 3 9633 2070
Email: peter.bobeff@fostersgroup.com


FOSTER'S
GROUP
Inspiring Global Enjoyment

Peter A. Bobeff
Senior Vice President
Commercial Affairs

Thursday, 13 January 2005

By email : justin.nelson@asx.com.au

Mr Justin Nelson
Manager Companies, Adelaide
Australian Stock Exchange Limited
91 King William Street
ADELAIDE SA 5000

Dear Justin

Request for Trading Halt

On behalf of Foster's Group Limited (**Company**), I request a trading halt in all securities of the company effective immediately.

In accordance with Listing Rule 17.1, I advise that:

1. The Company has acquired 18.8% of the issued capital of Southcorp Limited at $4.17 per share.
2. The trading halt is being requested because the Company is currently in discussions which may lead to a major corporate announcement.
3. The Company is not yet in a position to make an announcement regarding those discussions.
4. The Company requests that the trading halt continue until the earlier of the commencement of normal trading on Monday 17 January 2005, or when an announcement is made by the Company regarding the above discussions. The Company expects to be able to make an announcement prior to the commencement of normal trading on Monday 17 January 2005.
5. The Company is not aware of any reason why a trading halt should not be granted.

Yours faithfully
Foster's Group Limited



Peter Bobeff
Company Secretary